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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crossroads Capital Distributors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Newport Center Drive

(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Virginia Voos 770-923-9632

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RonaldBlue & Co.

(Name – *if individual, state last, first, middle name*)

1551 North Tustin Avenue, Suite 1000	Santa Ana	CA	92705
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Virginia Voos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crossroads Capital Distributors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Title

Notary Public

OFFICIAL SEAL
TIFFANY MESSENGER
Notary Public, Georgia
BARROW COUNTY
My Commission Expires
FEBRUARY 9, 2020

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSSROADS CAPITAL DISTRIBUTORS, LLC

INDEPENDENT AUDITORS' REPORT
WITH FINANCIAL STATEMENTS

December 31, 2016

CROSSROADS CAPITAL DISTRIBUTORS, LLC

December 31, 2016

TABLE OF CONTENTS

Ronald Blue & Co.
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Crossroads Capital Distributors, LLC
Newport Beach, California

We have audited the accompanying statement of financial condition of Crossroads Capital Distributors, LLC (the Company), as of December 31, 2016, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on thee financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crossroads Capital Distributors, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 10 through 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and control, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 24, 2017

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

CROSSROADS CAPITAL DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$	106,082
Accounts receivable		68,005
Prepaid expenses		65,877
Total current assets		239,964
Property and equipment, net		9,015
Total assets	$	248,979

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	104,318
Accrued expenses		34,047
Total liabilities		138,365
Member's equity		110,614
Total liabilities and member's equity	$	248,979

See accompanying notes and independent auditors' report

CROSSROADS CAPITAL DISTRIBUTORS, LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2016

Revenue	
Commission income	$ 135,610
Total revenue	135,610
Operating Expenses	
Fees and licenses	49,436
Insurance	70,008
General and administrative	319,284
Legal and professional	200,354
Total operating expenses	639,082
(Loss) before provisions for income taxes	(503,472)
Provision for income taxes	800
Net (loss)	$ (504,272)

See accompanying notes and independent auditors' report

CROSSROADS CAPITAL DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2016

	Capital Contributions	Retained Earnings (Deficit)	Total
Balances at December 31, 2015	$ 269,503	$ (170,617)	$ 98,886
Net (loss)	-	(504,272)	(504,272)
Contributions	516,000	-	516,000
Balances at December 31, 2016	$ 785,503	$ (674,889)	$ 110,614

See accompanying notes and independent auditors' report

CROSSROADS CAPITAL DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

For the Year Ended December 31, 2016

For the year ended December 31, 2016, no subordinated liabilities or agreements exist in the financial statements of Crossroads Capital Distributors, LLC.

CROSSROADS CAPITAL DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

Cash flows from operating activities		
Net (loss)	$	(504,272)
Adjustments to reconcile net income (loss) to net cash change in operating activities:		
Depreciation		475
Changes in operating assets and liabilities:		
Commissions receivable		(68,005)
Prepaid expenses		(1,231)
Accounts payable		30,123
Accrued expenses		30,237
Net change in cash from operating activities		(512,673)
Cash flows from investing activities		
Purchases of computer equipment		(9,490)
Net change in cash from investing activities		(9,490)
Cash flows from financing activities		
Member's contributions		516,000
Net change in cash from financing activities		516,000
Net change in cash		(6,163)
Cash and cash equivalents, beginning of year		112,245
Cash and cash equivalents, end of year	$	106,082
Supplemental disclosures of cash flow information		
Cash paid for:		
Income taxes	$	800
Interest	$	-

There were no non-cash financing activities for the year ended December 31, 2016.

Note 1 – Summary of significant accounting policies

Organization and nature of business

Crossroads Capital Distributors, LLC (the Company), a Delaware limited liability company, was formed on August 26, 2009, and adopted a fiscal year of December 31. It maintains its principal and only active office in Newport Beach, California.

The Company is governed under a limited liability agreement, commencing on August 26, 2009, amended and restated as of January 1, 2014, and will terminate December 31, 2050.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 based on limited business activity and it does not hold customer funds or securities. The Company's business consists of the offering and sale of mutual funds, variable life insurance or annuities, business development companies, direct participation programs, limited partnerships, oil and gas interests, and private placements of securities.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Income taxes

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, Accounting for Uncertainty in Income Taxes. The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's balance sheets and statements of income and retained earnings. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Commissions receivable

Management considers all accounts and commissions receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded.

Note 1 – Summary of significant accounting policies (continued)

Property and equipment

Property and equipment is recorded at cost of acquisition, and fully depreciated assets are carried on the books until disposal. The Company uses the straight-line method in computing its annual depreciation expense, as computed over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2016, was $475 and is included in general and administrative expenses in the statement of income.

Concentrations of credit risk

Credit risk

The Company maintains one bank account, the balance of which may, at times, be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in this account. Management does not believe that the Company is exposed to any significant credit risk in connection with cash and cash equivalents.

Note 2 – Property and equipment

Property and equipment consisted of the following:

Computer equipment	$ 9,490
Total property and equipment	9,490
Less: accumulated depreciation	(475)
Property and equipment, net	$ 9,015

Note 3 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for a year after commencing business and then after that year 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2016, the Company had net capital of $35,722 which was $26,498 in excess of its required minimum net capital of $9,224. The Company's aggregate indebtedness to net capital ratio was 387.34% at December 31, 2016.

Note 4 – Related party transactions

The Company had entered into an expense sharing agreement with Crossroads Capital Insurance Services, Inc. (CCIS), under which CCIS would be responsible for the rent, shared services, and communication services of the Company. The Company reimburses CCIS according to the terms of the expense agreements. During the year ended December 31, 2016, the Company paid $24,189 for costs related to the expense agreements.

The Company entered into an expense sharing agreement with Crossroads Capital Management, LLC (CCM), under which CCM would be responsible for the rent, shared services, and communication services of the Company. The Company reimburses CCM according to the terms of the expense agreements. During the year ended December 31, 2016, the Company paid $6,047 for costs related to the expense agreements.

The Company is affiliated to CCIS, CCM and Crossroads Capital Group, LLC (CCG) through common ownership by its members.

Note 5 – Income taxes

The provision for income taxes for the year ended December 31, 2016, consisted of the following:

State	**$ 800**
Total	**$ 800**

The Company is subject to taxation in the United States and various states jurisdictions. As of December 31, 2016, the Company's tax years for 2012, 2013, 2014, and 2015 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2016, the Company is no longer subject to U.S. federal, state, or local examinations by tax authorities for years before 2011.

Note 6 – Subsequent events

Management has evaluated subsequent events through February 24, 2017, the date on which the financial statements were available to be issued.

CROSSROADS CAPITAL DISTRIBUTORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

Computation of net capital

Total member's equity	$	110,614
Deduct nonallowable assets		(74,892)
Net capital	$	35,722

Aggregate indebtedness

Items included in statement of financial condition:		
Various liabilities	$	138,365
Total aggregate indebtedness	$	138,365
Ratio: Aggregate indebtedness to net capital		387.34%

Computation of basic net capital requirement

Minimum dollar net capital required:		
Company	$	5,000
6-2/3% of total aggregate indebtedness		9,224
Minimum dollar net capital required		9,224
Net capital, as calculated above		35,722
Excess (deficit) net capital		26,498
Net capital less 120% of minimum net capital required		21,886
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	35,722

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

See independent auditors' report

CROSSROADS CAPITAL DISTRIBUTORS, LLC

STATEMENT UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

The audit disclosed no violation of financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2016, with the final audit report attached.

CROSSROADS CAPITAL DISTRIBUTORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

CROSSROADS CAPITAL DISTRIBUTORS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

See independent auditors' report

RonaldBlue&Co.
CPAs and Consultants

February 24, 2017

The Members
Crossroads Capital Distributors, LLC
Newport Beach, California

We have audited the financial statements of Crossroads Capital Distributors, LLC as of and for the year ended December 31, 2016, and have issued our report thereon dated February 24, 2017. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility in Relation to the Financial Statement Audit

As communicated in our engagement letter dated October 26, 2016, our responsibility, as described by professional standards, is to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of its respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, as part of our audit, we considered the internal control of Crossroads Capital Distributors, LLC solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

We have provided our comments regarding significant control deficiencies and other matters noted during our audit in a separate letter to you dated February 24, 2017.

Planned Scope and Timing of the Audit

We conducted our audit consistent with the planned scope and timing we previously communicated to you.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

Compliance with All Ethics Requirements Regarding Independence

The engagement team, others in our firm, as appropriate, our firm, and our network firms have complied with all relevant ethical requirements regarding independence.

Qualitative Aspects of the Entity's Significant Accounting Practices

Significant Accounting Policies

Management has the responsibility to select and use appropriate accounting policies. A summary of the significant accounting policies adopted by Crossroads Capital Distributors, LLC is included in Note 1 to the financial statements. There have been no initial selection of accounting policies and no changes in significant accounting policies or their application during 2016. No matters have come to our attention that would require us, under professional standards, to inform you about (1) the methods used to account for significant unusual transactions and (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

Significant Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. There were no significant accounting estimates necessary to disclose.

Financial Statement Disclosures

Certain financial statement disclosures involve significant judgment and are particularly sensitive because of their significance to financial statement users. There were no sensitive disclosures affecting Crossroads Capital Distributors, LLC's financial statements or that required significant judgment.

Identified or Suspected Fraud

We received no communication or obtained information that indicates fraud may have occurred.

Significant Difficulties Encountered during the Audit

We encountered no significant difficulties in dealing with management relating to the performance of the audit.

Uncorrected and Corrected Misstatements

For purposes of this communication, professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that we believe are trivial, and communicate them to the appropriate level of management. Further, professional standards require us to also communicate the effect of uncorrected misstatements related to prior periods on the relevant classes of transactions, account balances or disclosures, and the financial statements as a whole. We accumulated no uncorrected financial statement misstatments, whose effects in the current and prior periods, as determined by management, are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter, which could be significant to Crossroads Capital Distributors, LLC's financial statements or the auditor's report. No such disagreements arose during the course of the audit.

Representations Requested from Management

We have requested certain written representations from management, dated February 24, 2017.

Management's Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Other Significant Matters, Findings or Issues

Our responsibility also includes communicating to you any information which we believe is a material misstatement of fact. Nothing came to our attention that caused us to believe that such information, or its manner of presentation, is materially inconsistent with the information, or manner of its presentation, appearing in the financial statement.

Closing

This report is intended solely for the information and use of the members and management of Crossroads Capital Distributors, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

February 24, 2017

RonaldBlue&Co.®
CPAs and Consultants

February 24, 2017

To the Members and Management of
Crossroads Capital Distributors, LLC
Newport Beach, California

In planning and performing our audit of the financial statements of Crossroads Capital Distributors, LLC as of and for the year ended December 31, 2016, in accordance with auditing standards of the Public Company Accounting Oversight Board in the United States of America, we considered Crossroads Capital Distributors, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we do not express an opinion on the effectiveness of Crossroads Capital Distributors, LLC's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A reasonable possibility exists when the likelihood of an event occurring is either reasonably possible or probable as defined as follows:

- Reasonably possible. The chance of the future event or events occurring is more than remote but less than likely.
- Probable. The future event or events are likely to occur.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in internal control that we consider to be material weaknesses. However, material weaknesses may exist that have not been identified.

This communication is intended solely for the information and use of management, the Board of Directors, others within the organization, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

February 24, 2017

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RonaldBlue&Co.
CPAs and Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Members
Crossroads Capital Distributors, LLC
Newport Beach, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Crossroads Capital Distributors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Crossroads Capital Distributors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Crossroads Capital Distributors, LLC's management is responsible for the Crossroads Capital Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 24, 2017

CROSSROADS CAPITAL DISTRIBUTORS, LLC

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Crossroads Capital Distributors, LLC did not have any SIPC assessment payments during the year ending December 31, 2016.

RonaldBlue&Co.
CPAs and Consultants

Report of Independent Registered Public Accounting Firm

To the Members
Crossroads Capital Distributors, LLC
Newport Beach, California

Crossroads Capital Distributors, LLC (the Company) is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

We have reviewed management's statements, included in the accompanying exemption report associated with SEC Rule 17a-5, in which (1) the Company. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board of the United States and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 24, 2017

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

CROSSROADS CAPITAL DISTRIBUTORS, LLC
BROKER DEALERS ANNUAL EXEMPTION REPORT

Crossroads Capital Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of l934, pursuant to paragraph (k)(2)(i) of the Rule.

The Company met aforementioned exemption provisions throughout the most recent year ended December 31. 2016 without exception.

I, Virginia Voos, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

By: Virginia L Voos Virginia L Voos

Title: Financial and Operations Principal

February 16, 2017